SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 21, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
Former Name or Former Address, if Changed Since Last Report

Item 2.02   Results of Operations and Financial Condition.

In the Form 8-K we filed earlier today, we did not file the news release as an exhibit to that Form 8-K. The purpose of filing this Form 8-K/A is to include the news release that was the subject of that Form 8-K.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer
     Date December 21, 2005